VIA EDGAR TRANSMISSION

July 21, 2008

Peggy Kim, Esq.

Attorney-Adviser

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street. N.E.

Washington, D.C.  20549-3628

Re:                               Angelica Corporation
Schedule TO-I
Filed July 3, 2008
File No. 005-10149

Dear Ms. Kim:

Set forth below are the responses of Angelica Corporation (the “Company”), to the comment letter, dated July 14, 2008 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on July 3, 2008 (the “Schedule TO”).  The revisions described herein are included in Amendment No. 1 to the Schedule TO (the “Amendment”), which has been filed with the Commission via EDGAR simultaneously with this letter.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO, as amended.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Offer to Purchase

1.                                      As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where: (1) the subject security is an option; (2) the exchange offer is conducted for compensatory purposes; (3) the issuer is eligible to use Form S-8; and (4) the options subject to the exchange offer were issued pursuant to an employee benefit plan as defined in Rule 405 and the securities offered will also be issued under such an employee benefit plan.  We assume you are attempting to rely on that order since it appears you are limiting your participation to a defined class of option holders that may include employees.  Please provide us with an analysis as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order.  For example only, please address the compensatory purpose given that an issuer tender offer and the cancellation of at least 90% of the outstanding options are conditions to the expected merger with Clothesline.  Please also revise your document to describe the class of holders to whom you are making this tender offer.  If you are not attempting to rely on the global exemptive order, then please provide us with a legal analysis explaining why you believe your tender offer is consistent with Rule 13e-4(f)(8).  In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.

RESPONSE:  We have not relied on the global exemptive order issued in connection with option exchange offers (March 21, 2001).

We respectfully submit that the offer complies with Rule 13e-4(f)(8).

We have not limited the offer to a defined or select group of option holders. The offer is open to all option holders. For example, the Company has stated in the Offer to Purchase, in the “Summary Term Sheet” section and in Section 1 of the “The Offer”, that all holders of outstanding options to purchase shares of Company common stock that have not expired as of 10:00 a.m. St. Louis Time on the expiration date are eligible to participate in the offer. Furthermore, Stephen M. O’Hara and John S. Olbrych are eligible to tender their “out-of-the-money” options in the offer, notwithstanding that they have informed the Company of their intent not to tender.

The consideration to be received by holders of each class will not vary. Each tranche of “in-the-money” options with the same exercise price is being treated as a separate class and will be paid their intrinsic value, i.e. the spread between the merger consideration of $22.00 per share and the exercise price per share of the respective tranche of options. All options with exercise prices greater than $22.00, or “out-of-the-money” options, are also treated as a single class. All holders of each class will receive the same consideration. For example, all holders of options with an exercise price of $16.00 would receive $6.00 per share of Company common stock issuable upon exercise of such options. All holders of “out-of-the-money” options would receive $0.82 per share of Company common stock issuable upon exercise of such options.

Conditions, page 13

2.                                      Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  In this regard, please revise your reference to “sole discretion.”  In addition, many of your offer conditions are so broadly drafted as to make their scope difficult to determine.  For example, please revise the reference to “threatened” actions or those that “otherwise relate in any manner to this offer” or “delay or restrict” your ability to pay.  Please revise so that security holders can understand what events or non-events would “trigger” the listed conditions, allowing you to abandon the offer.

RESPONSE:  We acknowledge the Staff’s comment and have included a revised “Conditions” section in the Amendment accordingly. We have prepared an explanatory cover letter to the option holders (filed as Exhibit 99.1(a)(1)(E) to the Amendment) (the “Cover Letter”), which, together with the Amendment, will be sent to all option holders.

Schedule B

3.                                      Please remove the proxy card that you have included since you are not soliciting proxies in this document.

RESPONSE:  We acknowledge the Staff’s comment and have amended Schedule B of the Offer to Purchase to remove the proxy card. We have included in the Cover Letter a statement that the inclusion of the proxy materials in the Offer to Purchase was not intended as a solicitation of proxies and that option holders should not attempt to use the form of proxy card included in Schedule B to the Offer to Purchase. Please note that the form of proxy included in Schedule B does not include the codes necessary for voting by telephone or Internet and does not include the other personalized information included in the proxies sent to stockholders necessary to effectively vote the proxies by mail or hand delivery.

Exhibit (a)(1)(B) Election to Tender Form

4.                                      We note that you require that security holders acknowledge that they have read the offer to purchase.  Please revise to omit the term “read” from the first sentence in the first paragraph.

RESPONSE:  We acknowledge the Staff’s comment and have revised the Election to Tender Form to omit the term “read” from the first sentence in the first paragraph. We have included in the Cover Letter: (i) a statement that the requirement to “read” the Offer to Purchase and the Election to Tender Form has been deleted, (ii) a statement that the Company will give no effect to the certification in any completed Election to Tender Form that option holders have read the Offer to Purchase and the Election to Tender Form and (iii) a statement that the Company will not assert that any completed Election to Tender Form that includes the certification constitutes a waiver of liability of the Company.

* * * * * * * * *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically John A. Granda, at (816) 691-3188, or Scott D. Claassen, at (816) 691-2348, if you have any questions regarding this submission.

Very truly yours,

ANGELICA CORPORATION

/s/ Steven L. Frey

Steven L. Frey
Vice President, General Counsel and Secretary